EXHIBIT 12.2
AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	2012	2011	2010	2009	2008
Fixed charges:
Capitalized interest credit	$2.5	$6.7	$10.1	$7.8	$4.4
Interest factor in rent expense	3.8	3.0	3.2	2.8	3.3
Other interest and fixed charges	86.8	47.9	33.6	37.4	48.9
Total fixed charges	$93.1	$57.6	$46.9	$48.0	$56.6

Earnings—pre-tax income (loss) with applicable adjustments	$(159.0)	$(186.0)	$(125.4)	$(47.9)	$55.3

Ratio of earnings to fixed charges	NM*	NM*	NM*	NM*	NM*

* In 2012, 2011, 2010, 2009 and 2008, earnings were less than fixed charges by $252.1, $243.6, $172.3, $95.9 and $1.3, respectively.